Orrick, Herrington & Sutcliffe LLP
222 Berkeley St.
November 28, 2023	Suite 2000
Boston, MA 02116
VIA EDGAR	+1 (617) 880-1800

United States Securities and Exchange Commission	orrick.com
Division of Corporation Finance
Office of Manufacturing	Albert W. Vanderlaan
100 F Street NE	E avanderlaan@orrick.com
Washington, D.C. 20549	D +1 617-880-2219

Attn:	Eranga Dias

Jennifer Angelini

Ernest Greene
Claire Erlanger

Re:	Serve Robotics Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed November 1, 2023 File No. 333-274547

Ladies and Gentlemen:

On behalf of our client, Serve Robotics Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) (the “Staff”) with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 that was filed with the Commission on November 1, 2023 (“Amendment No. 1”), amending the Company’s previously filed Registration Statement on Form S-1 that was filed with the Commission on September 15, 2023 (“Original Registration Statement”), contained in the Staff’s letter dated November 9, 2023 (the “Comment Letter”).

The Company has publicly filed via EDGAR its Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2,” and together with Original Registration Statement and Amendment No. 1, the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 1 to Form S-1 filed November 1, 2023

Recent Developments

Private Placement, page 4

1.	You disclosed that you sold 4,121,632 shares of our common stock pursuant to a private placement offering, at a purchase price of $4.00 per share in multiple closings through October 26, 2023. However, we note that 937,961 of these shares were issued to convert the outstanding principal of your Bridge Notes and not issued for cash. Please revise your disclosure here and on pages 38 and 55, to clarify that only 3,183,671 shares were sold at a purchase price of $4.00 per share as disclosed on page II-2.

Response: We have revised our disclosure on pages 4, 38 and 55 of the Amended Registration Statement in response to the Staff’s comment.

November 28, 2023

Description of Our Business, page 40

2.	We note your response to prior comment 14 and reissue in part. Describe any warranties and/or indemnifications you provide in relation to your robots and their operations. Fully describe the material terms of your agreements with Uber and Seven-11.

Response: We have revised our disclosure on pages 41 and 86 of the Amended Registration Statement in response to the Staff’s comment. Additionally, we respectfully advise the Staff that the Company does not consider its agreement with 7-Eleven to be material given current levels of activity pursuant to the agreement, and the Company’s business is not reliant on such agreement with 7-Eleven. The Company acknowledges and confirms that if the circumstances change in the future and activity levels rise pursuant to the terms of the Company’s agreement with 7-Eleven such that they should be considered material to the Company’s business, the Company will provide additional disclosure.

3.	We note disclosure on page 41 and elsewhere that indicates you “currently do not expect to be able to build and deploy robots in 2024 based on our existing capital,” yet disclosure on page 47 refers to your roadmap as including “a new generation of robots launched in 2024.” Please revise to reconcile the apparent inconsistency.

Response: We have revised our disclosure on page 47 of the Amended Registration Statement in response to the Staff’s comment.

Selling Stockholders, page 95

4.	You disclose that, “Unless otherwise indicated . . . no selling stockholder is a broker-dealer or an affiliate of a broker-dealer,” and the prospectus cover appears to indicate that Bridge Broker Warrants and Placement Agent Warrants were issued to broker-dealers, yet none of the selling shareholders are identified as such in the table. Please revise your disclosure accordingly or advise.

Response: We have revised our disclosure on pages 96-100 of the Amended Registration Statement in response to the Staff’s comment.

Shares Eligible for Future Sale, page 110

5.	Please revise this section and related disclosure elsewhere in the registration statement, including the prospectus summary and risk factors, to clarify whether and how Rule 144 transfer restrictions apply in the context of the current offering. To the extent that the one-year period following Form 10 disclosure is relevant, specifically identify the date such disclosure was made, reconciling the apparent inconsistency on pages 30 and 110.

Response: We have revised our disclosure on page 30 of the Amended Registration Statement in response to the Staff’s comment.

November 28, 2023

General

6.	We note your response to prior comment 1. Please revise the following disclosure on page 20 to clarify your deposit obligation: “We maintain a banking relationship with Silicon Valley Bank and are required to keep deposits with Silicon Valley Bank.” Additionally clarify the applicability of the risk factor disclosure regarding “restricted substances” and offshore robotic systems on pages 24-25. Revise references on page 55 to subsequent closings to sell remaining shares in the Private Placement, and potential sale of 2,500,000 shares to cover over-subscriptions, or advise.

Response: We have revised our disclosure on pages 20, 24-25 and 55 of the Amended Registration Statement in response to the Staff’s comment.

7.	We note your response to prior comment 4. Please further address the following:

●	Revise the prospectus cover page to disclose the transfer restrictions applicable to the shares being offered for resale.

●	Revise the offering subsection of the prospectus summary to clearly indicate whether all the shares being offered for resale are subject to lock-up restrictions and quantify the number of shares, if any, not subject thereto.

●	The description of lock-up provisions on page 3 refers to 12 months from the start of commencement of trading on certain markets, while the agreement filed as Exhibit 10.21 refers to 12 months from the Closing Date; revise to reconcile the apparent inconsistency. Additionally describe any provisions regarding the release or extension of lock-up restrictions, or revise the references thereto.

●	If lock-up restrictions are related to the commencement of trading, revise disclosure on pages 30-31 to additionally disclose how the lack of trading market for your stock and not meeting initial listing standards affect the offering, and to discuss related material risks to the Company and potential investors.

Response: We have revised our disclosure on the cover page, pages 3-4, 6 and 111 of the Amended Registration Statement in response to the Staff’s comment.

* * *

Please do not hesitate to contact Albert Vanderlaan at (617) 880-2219 of Orrick, Herrington & Sutcliffe LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Orrick, Herrington & Sutcliffe LLP

Orrick, Herrington & Sutcliffe LLP

cc: Ali Kashani, Serve Robotics Inc.